

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Shuang Liu
Chief Executive Officer, President, and Director
Goldenwell Biotech, Inc.
2071 Midway Drive
Twinsburg, OH 44087

> **Re: Goldenwell Biotech, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 000-56275**

Dear Mr. Liu:

We issued comments to you on the above captioned filing on August 3, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 6, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 with any questions regarding this letter or the comments in the letter referenced above.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation